UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 22, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Interim report Q3 2026 Stock Exchange Release
•	Interim report Q3 2026 Attachment

1

STOCK EXCHANGE RELEASE 22 October 2026

Nokia Corporation

Interim report

22 October 2026 at 08:00 EEST

Nokia Corporation Interim Report for Q3 2026

Nokia delivers strong net sales and profit growth

•	Q3 net sales grew 9% y-o-y on a constant currency basis (+10% reported).
•	Network Infrastructure net sales grew 15% y-o-y on a constant currency basis, led by IP Networks growing 43% and Optical Networks 18%. Group net sales to AI & Cloud customers grew 123% and order intake 118%.
•	Mobile Infrastructure net sales grew 5% y-o-y, in part due to acceleration of revenue from Q4 into Q3. The segment benefited from product mix, commercial discipline and continued execution of the cost reduction program.
•	Q3 comparable gross margin was largely stable y-o-y at 44.6%. Reported gross margin declined 220bps to 42.2%.
•	Q3 comparable operating margin increased 220bps y-o-y to 11.7% benefiting from revenue growth and operating efficiency. Reported operating margin declined 160bps to 3.8% due to accelerated restructuring and integration cost.
•	Q3 comparable diluted EPS from continued operations of EUR 0.09; reported diluted EPS from continued operations of EUR 0.03.
•	Nokia's full year financial outlook is unchanged.

"Team Nokia continues to deliver on our commitments as we execute against our strategy. In Q3, we grew net sales by 9% and improved comparable operating margin by 220 basis points. We continue to simplify our portfolio, and we are on track to complete the Infinera integration by the end of 2026, one year ahead of plan with EUR 200 million of net synergies.

In AI & Cloud, net sales more than doubled year-over-year and we secured EUR 1.5 billion in new orders. Our strong order backlog also positions us for future growth. We expect our combined Optical and IP Networks businesses to grow between 25% and 30% in 2027. Nokia’s strengths are uniquely suited to meet growing demands for AI infrastructure that is larger, more distributed and hyperconnected. We are investing where we can differentiate and co-innovate with hyperscalers. Our partnership with Google in support of their EUR 13 billion investment in Finland is an example of how our optical and IP networks provide the critical connectivity AI infrastructure requires.

AI-native networks are moving into the physical world, and our AI-RAN platform is being developed to deliver the performance needed for this market. Together with T-Mobile and NVIDIA, we completed the world’s first AI-RAN call in a live operator network in line with the commitment we announced last year. As we move towards commercial deployment the features and spectral efficiency delivered by our platform are uniquely differentiated in the market.

2

STOCK EXCHANGE RELEASE 22 October 2026

Overall, growth is accelerating, operating leverage is becoming more visible and I’m confident in the long-term shareholder value Team Nokia is creating."

Justin Hotard, President and CEO

This is a summary of the Nokia Corporation Interim Report for Q3 2026 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3'26	Q3'25	YoY change		Q1-Q3'26	Q1-Q3'25	YoY change
Reported results
Net sales	5 154	4 700	10%		14 402	13 443	7%
Gross margin %	42.2%	44.4%	(220	)bps	43.7%	43.5%	20	bps
Operating profit	196	252	(22)%		229	403	(43)%
Operating margin %	3.8%	5.4%	(160	)bps	1.6%	3.0%	(140	)bps
Profit from continuing operations	176	90	96%		307	150	105%
Loss from discontinued operations	(21)	(10)			(59)	(34)
Profit for the period	156	80	95%		248	116	114%
EPS from continuing operations, diluted	0.03	0.01	200%		0.05	0.02	150%
Net cash and interest-bearing financial investments	2 584	3 001	(14)%		2 584	3 001	(14)%
Comparable results
Net sales	5 154	4 705	10%		14 405	13 453	7%
Constant currency and portfolio YoY change			9%				7%
Gross margin %	44.6%	44.8%	(20	)bps	45.5%	44.4%	110	bps
Operating profit	605	448	35%		1 340	1 024	31%
Operating margin %	11.7%	9.5%	220	bps	9.3%	7.6%	170	bps
Profit from continuing operations	498	334	49%		1 223	760	61%
EPS from continuing operations, diluted	0.09	0.06	50%		0.21	0.13	62%

Segment results	Network Infrastructure		Mobile Infrastructure		Portfolio Businesses
EUR million	Q3'26	Q3'25	Q3'26	Q3'25	Q3'26	Q3'25
Net sales	2 158	1 850	2 902	2 755	96	97
YoY change	17%		5%		(1)%
Constant currency YoY change	15%		5%		(2)%
Gross margin %	41.2%	42.7%	47.5%	47.3%	31.3%	18.6%
Operating profit/(loss)	216	143	420	355	3	(4)
Operating margin %	10.0%	7.7%	14.5%	12.9%	3.1%	(4.1)%

OUTLOOK

Full Year 2026
Comparable operating profit(1),(2)	EUR 2.1 billion to EUR 2.6 billion

1 Please refer to Alternative performance measures section in Nokia Corporation Interim Report for Q3 2026 for a full explanation of how this term is defined.

2 Outlook is based on a EUR:USD rate of 1.14 for the remainder of 2026.

The outlook and the underlying outlook assumptions are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this release.

3

STOCK EXCHANGE RELEASE 22 October 2026

Along with Nokia's official outlook target provided above, Nokia provides the below assumptions that support the group level financial outlook for 2026.

	Full year 2026	Comment
Q4 seasonality	Nokia assumes a 20% to 24% q-o-q increase in net sales in Q4.
Comparable operating profit: Nokia assumes a typically strong q-o-q increase in operating profit in Q4 to deliver full year operating profit above the mid-point of our comparable operating profit outlook.
Network Infrastructure net sales growth(1)	12 - 14%	This incorporates an updated assumption for combined Optical and IP Networks to grow somewhat above Nokia's prior 18-20% assumption in 2026.
Comparable financial income and expenses	Positive EUR 300 to 400 million (update)	Strong income from Nokia's venture fund investments is leading to an increase in the outlook assumption for 2026.
Comparable income tax rate	~26% (update)	Nokia's effective tax rate remains sensitive to geographic mix.
Cash outflows related to income taxes	EUR 500 million
Capital expenditures	EUR 750 - 850 million (update)	Reduced assumption partially due to some changes in real estate plans and the timing of some of the cash impact of manufacturing investments moving to 2027. Nokia's optical manufacturing expansion plans remain on-track, this only relates to timing of some cash payments.
Free cash flow conversion from comparable operating profit	35% to 55% (update)	Nokia is lowering its FCF conversion assumption due to investments the company is making in working capital during 2026 to secure supply and support the growth opportunity in 2027 along with accelerated restructuring. Nokia is now planning to invest an additional EUR 400 million in working capital this year.
Restructuring and associated charges related to cost savings programs	EUR 1 100 million (update)	Nokia has increased the scale of some of its restructuring programs as it accelerates efforts to simplify the company's operations and location strategy and increase operating leverage in the business going forward.
Restructuring and associated cash outflows	EUR 800 - 900 million (update)	Restructuring and related cash outflows relating to all Nokia restructuring programs.

1 Net sales growth assumption is on a constant currency and portfolio basis.

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 9 April 2026, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of financial year 2025. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period unless the Board decides otherwise for a justified reason.

On 22 October 2026, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 27 October 2026 and the dividend will be paid on 5 November 2026. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.03 per share.

4

STOCK EXCHANGE RELEASE 22 October 2026

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;
•	Changes in customer network investments related to their ability to monetize the network or opportunities related to AI and data center growth;
•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
•	Our ability to procure or manufacture certain components (e.g. semiconductors), the costs thereof and our ability to align our inventory levels and supplier commitments with customer demand
•	Disturbance in the global supply chain;
•	Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates;
•	Potential economic impact and disruption of global pandemics;
•	War or other geopolitical conflicts, disruptions and potential costs thereof;
•	Other macroeconomic, industry and competitive developments;
•	Timing and value of new, renewed and existing patent licensing agreements with licensees;
•	Results in technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;
•	The outcomes of on-going and potential disputes and litigation;
•	Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions;
•	Timing of completions and acceptances of certain projects;
•	Our product and regional mix;
•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
•	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;
•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2025 annual report on Form 20-F published on 5 March 2026 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, products, growth management, licenses, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) our ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

5

STOCK EXCHANGE RELEASE 22 October 2026

ANALYST WEBCAST

•	Nokia's webcast will begin on 22 October 2026 at 3.00 p.m. Finnish time (EEST). The webcast will last approximately 60 minutes.
•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.
•	A link to the webcast will be available at www.nokia.com/financials.
•	Media representatives may join the conference call via the link, where dial-in details are also available.

FINANCIAL CALENDAR

Nokia plans to publish its fourth quarter and full year 2026 results on 28 January 2027.

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

NOKIA

Interim Report for Q3 2026

Nokia delivers strong net sales and profit growth

- Q3 **net sales** grew 9% y-o-y on a constant currency basis (+10% reported).
- **Network Infrastructure** net sales grew 15% y-o-y on a constant currency basis, led by **IP Networks** growing 43% and **Optical Networks** 18%. Group net sales to **AI & Cloud** customers grew 123% and order intake 118%.
- **Mobile Infrastructure** net sales grew 5% y-o-y, in part due to acceleration of revenue from Q4 into Q3. The segment benefited from product mix, commercial discipline and continued execution of the cost reduction program.
- Q3 **comparable gross margin** was largely stable y-o-y at 44.6%. **Reported gross margin** declined 220bps to 42.2%.
- Q3 **comparable operating margin** increased 220bps y-o-y to 11.7% benefiting from revenue growth and operating efficiency. **Reported operating margin** declined 160bps to 3.8% due to accelerated restructuring and integration cost.
- Q3 **comparable diluted EPS** from continued operations of EUR 0.09; **reported diluted EPS** from continued operations of EUR 0.03.
- **Nokia's full year financial outlook is unchanged.**

"Team Nokia continues to deliver on our commitments as we execute against our strategy. In Q3, we grew net sales by 9% and improved comparable operating margin by 220 basis points. We continue to simplify our portfolio, and we are on track to complete the Infinera integration by the end of 2026, one year ahead of plan with EUR 200 million of net synergies.

In AI & Cloud, net sales more than doubled year-over-year and we secured EUR 1.5 billion in new orders. Our strong order backlog also positions us for future growth. We expect our combined Optical and IP Networks businesses to grow between 25% and 30% in 2027. Nokia's strengths are uniquely suited to meet growing demands for AI infrastructure that is larger, more distributed and hyperconnected. We are investing where we can differentiate and co-innovate with hyperscalers. Our partnership with Google in support of their EUR 13 billion investment in Finland is an example of how our optical and IP networks provide the critical connectivity AI infrastructure requires.

AI-native networks are moving into the physical world, and our AI-RAN platform is being developed to deliver the performance needed for this market. Together with T-Mobile and NVIDIA, we completed the world's first AI-RAN call in a live operator network in line with the commitment we announced last year. As we move towards commercial deployment the features and spectral efficiency delivered by our platform are uniquely differentiated in the market.

Overall, growth is accelerating, operating leverage is becoming more visible and I'm confident in the long-term shareholder value Team Nokia is creating."

Justin Hotard, President and CEO

EUR million (except for EPS in EUR)	Q3'26	Q3'25	YoY change	Q1-Q3'26	Q1-Q3'25	YoY change
Reported results						
Net sales	**5 154**	4 700	10%	**14 402**	13 443	7%
Gross margin %	**42.2%**	44.4%	(220)bps	**43.7%**	43.5%	20bps
Operating profit	**196**	252	(22)%	**229**	403	(43)%
Operating margin %	**3.8%**	5.4%	(160)bps	**1.6%**	3.0%	(140)bps
Profit from continuing operations	**176**	90	96%	**307**	150	105%
Loss from discontinued operations	**(21)**	(10)		**(59)**	(34)	
Profit for the period	**156**	80	95%	**248**	116	114%
EPS from continuing operations, diluted	**0.03**	0.01	200%	**0.05**	0.02	150%
Net cash and interest-bearing financial investments	**2 584**	3 001	(14)%	**2 584**	3 001	(14)%
Comparable results						
Net sales	**5 154**	4 705	10%	**14 405**	13 453	7%
Constant currency and portfolio YoY change			9%			7%
Gross margin %	**44.6%**	44.8%	(20)bps	**45.5%**	44.4%	110bps
Operating profit	**605**	448	35%	**1 340**	1 024	31%
Operating margin %	**11.7%**	9.5%	220bps	**9.3%**	7.6%	170bps
Profit from continuing operations	**498**	334	49%	**1 223**	760	61%
EPS from continuing operations, diluted	**0.09**	0.06	50%	**0.21**	0.13	62%

22 October 2026 1

Outlook

	Full Year 2026
Comparable operating profit[(1),(2)]	EUR 2.1 billion to EUR 2.6 billion

(1) Please refer to Alternative performance measures section in this report for a full explanation of how this term is defined.
(2) Outlook is based on a EUR:USD rate of 1.14 for the remainder of 2026.

The outlook and the underlying outlook assumptions are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report.

Along with Nokia's official outlook target provided above, Nokia provides the below assumptions that support the group level financial outlook for 2026.

	Full year 2026	Comment
Q4 seasonality		Nokia assumes a 20% to 24% q-o-q increase in net sales in Q4. **Comparable operating profit:** Nokia assumes a typically strong q-o-q increase in operating profit in Q4 to deliver full year operating profit above the mid-point of our comparable operating profit outlook.
Network Infrastructure net sales growth[(1)]	12 - 14%	This incorporates an updated assumption for combined Optical and IP Networks to grow somewhat above Nokia's prior 18-20% assumption in 2026.
Comparable financial income and expenses	Positive EUR 300 to 400 million (update)	Strong income from Nokia's venture fund investments is leading to an increase in the outlook assumption for 2026.
Comparable income tax rate	~26% (update)	Nokia's effective tax rate remains sensitive to geographic mix.
Cash outflows related to income taxes	EUR 500 million	
Capital expenditures	EUR 750 - 850 million (update)	Reduced assumption partially due to some changes in real estate plans and the timing of some of the cash impact of manufacturing investments moving to 2027. Nokia's optical manufacturing expansion plans remain on-track, this only relates to timing of some cash payments.
Free cash flow conversion from comparable operating profit	35% to 55% (update)	Nokia is lowering its FCF conversion assumption due to investments the company is making in working capital during 2026 to secure supply and support the growth opportunity in 2027 along with accelerated restructuring. Nokia is now planning to invest an additional EUR 400 million in working capital this year.
Restructuring and associated charges related to cost savings programs	EUR 1 100 million (update)	Nokia has increased the scale of some of its restructuring programs as it accelerates efforts to simplify the company's operations and location strategy and increase operating leverage in the business going forward.
Restructuring and associated cash outflows	EUR 800 - 900 million (update)	Restructuring and related cash outflows relating to all Nokia restructuring programs.

(1) Net sales growth assumption is on a constant currency and portfolio basis.

Shareholder distribution

Dividend

Under the authorization by the Annual General Meeting held on 9 April 2026, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of financial year 2025. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period unless the Board decides otherwise for a justified reason.

On 22 October 2026, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 27 October 2026 and the dividend will be paid on 5 November 2026. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution, the Board's remaining distribution authorization is a maximum of EUR 0.03 per share.

22 October 2026 2

Financial Results Q3 2026 compared to Q3 2025 Net sales In Q3 2026, reported net sales increased 10%. On a constant currency basis, Nokia's comparable net sales increased 9%, driven by 15% growth in Network Infrastructure. Network Infrastructure growth was driven by IP Networks which grew 43% and Optical Networks which grew 18%. Mobile Infrastructure grew 5% with growth in Radio Networks and Technology Standards. Gross margin Reported gross margin in Q3 2026 decreased 220 basis points to 42.2% and comparable gross margin decreased 20 basis points to 44.6%. The small decrease in comparable gross margin was related to product mix. Reported gross margin decreased mainly due to higher restructuring costs. Operating profit/loss and margin Reported operating profit in Q3 2026 was EUR 196 million, or 3.8% of net sales, a decrease versus EUR 252 million, or 5.4% of net sales in Q3 2025. Comparable operating profit increased 35% to EUR 605 million from EUR 448 million in Q3 2025 and comparable operating margin was 11.7%, an increase of 220 basis points versus 9.5% in Q3 2025. The increase in comparable gross profit was partially offset by a net negative impact from other operating income and expenses versus the year ago quarter. The impact of hedging in Q3 2026 was negative EUR 16 million, compared to a positive impact of EUR 39 million in Q3 2025. In Q3 2026, the difference between reported and comparable operating profit related primarily to EUR 357 million of restructuring and associated charges, EUR 46 million of amortization and depreciation of acquired intangible assets and property, plant and equipment and EUR 8 million of integration related costs associated with the Infinera acquisition. In Q3 2025, the difference between reported and comparable operating profit related to EUR 115 million of amortization and depreciation of acquired intangible assets and property, plant and equipment, EUR 44 million of restructuring and associated charges, EUR 25 million related to the release of acquisition related fair value adjustments to deferred revenue and inventory, and EUR 10 million in transaction and related costs associated with the Infinera acquisition. Profit from continuing operations Reported profit from continuing operations in Q3 2026 was EUR 176 million, compared to a profit of EUR 90 million in Q3 2025. Comparable profit from continuing operations in Q3 2026 was EUR 498 million, compared to EUR 334 million in Q3 2025. Beyond the increase in comparable operating profit, the increase in comparable profit from continuing operations was driven by the net positive impact from financial income and expenses including a positive revaluation within Nokia's venture fund investments, partially offset by an increase in income tax expense. Apart from the items affecting comparability included in operating profit (and their associated tax effects), there was no difference in Q3 2026 between reported and comparable profit from continuing operations. In Q3 2025, the difference was mainly due to a negative impact of EUR 57 million from an increase in the financial liability to acquire non-controlling interest in Nokia Shanghai Bell and EUR 41 million negative impact related to deferred tax expense due to tax rate changes. Loss from discontinued operations Reported loss from discontinued operations in Q3 2026 was EUR 21 million, compared to a loss of EUR 10 million in Q3 2025. Earnings per share Reported diluted EPS from continuing operations was EUR 0.03 in Q3 2026, compared to EUR 0.01 in Q3 2025. Comparable diluted EPS from continuing operations was EUR 0.09 in Q3 2026, compared to EUR 0.06 in Q3 2025. Reported diluted EPS from discontinued operations was EUR 0.00 in Q3 2026 and Q3 2025. Cash performance During Q3 2026, net cash decreased by EUR 192 million, resulting in an end-of-quarter net cash balance of EUR 2 584 million. Total cash decreased by EUR 153 million sequentially to EUR 5 023 million. Free cash flow was negative EUR 99 million in Q3 2026. 22 October 2026 3

NOKIA

Segment Details

Network Infrastructure

EUR million	Q3'26	Q3'25	YoY change	Constant currency YoY change	Q1-Q3'26	Q1-Q3'25	YoY change	Constant currency and portfolio YoY change
Net sales	**2 158**	1 850	17%	15%	**6 024**	5 314	13%	11%
Optical Networks	**933**	782	19%	18%	**2 622**	2 037	29%	19%
IP Networks	**839**	578	45%	43%	**2 143**	1 811	18%	20%
Fixed Networks	**386**	490	(21)%	(22)%	**1 258**	1 466	(14)%	(12)%
Gross profit	**889**	790	13%		**2 551**	2 212	15%	
Gross margin %	**41.2%**	42.7%	(150)bps		**42.3%**	41.6%	70bps	
Operating profit	**216**	143	51%		**503**	372	35%	
Operating margin %	**10.0%**	7.7%	230bps		**8.3%**	7.0%	130bps	
Net sales by region								
Americas	**1 147**	917	25%	23%	**3 119**	2 486	25%	21%
APAC	**366**	356	3%	3%	**1 007**	1 035	(3)%	(2)%
EMEA	**644**	576	12%	11%	**1 899**	1 792	6%	4%

Network Infrastructure **net sales** increased 17% on a reported and 15% on a constant currency basis. This was driven by a strong performance in both IP and Optical Networks, partially offset by a decline in Fixed Networks.

Optical Networks net sales grew 18% on a constant currency basis, reflecting strong growth in AI & Cloud and also grew with Telecommunication Providers. Growth was led by the Americas with a more moderate contribution from EMEA. Order intake was strong across both AI & Cloud and Telecommunication Providers.

IP Networks net sales increased 43% on a constant currency basis, led by AI & Cloud, alongside growth in Telecommunication Providers and Mission Critical Enterprise customers. Net sales increased across all regions, with particular strength in the Americas. Order intake remained strong in IP Networks especially from AI & Cloud customers.

Fixed Networks net sales declined 22% on a constant currency basis, as we continue to prioritize higher-margin offerings. Sales of operator premises equipment (OLT) remained stable. We saw strong order intake growth on a year-on-year basis.

Gross profit improved year-on-year, driven by higher net sales in IP and Optical Networks, partially offset by Fixed Networks. **Gross margin** declined due to product mix and a ramp-up of new products for AI & Cloud customers in IP Networks. We expect a recovery in the fourth quarter, supported by scale benefits and pricing discipline.

Operating profit increased year-on-year, reflecting higher gross profit, partially offset by increased operating expenses related to targeted investments to support long-term growth, particularly in IP Networks and Optical Networks. **Operating margin** increase was driven by operating leverage.

22 October 2026

4

Mobile Infrastructure

EUR million	Q3'26	Q3'25	YoY change	Constant currency YoY change	Q1-Q3'26	Q1-Q3'25	YoY change	Constant currency YoY change
Net sales	**2 902**	2 755	5%	5%	**8 085**	7 866	3%	5%
Core Software	**519**	594	(13)%	(13)%	**1 559**	1 638	(5)%	(3)%
Radio Networks	**1 958**	1 770	11%	10%	**5 309**	5 110	4%	6%
Technology Standards	**425**	391	9%	8%	**1 217**	1 118	9%	11%
Gross profit	**1 379**	1 302	6%		**3 912**	3 708	6%	
Gross margin %	**47.5%**	47.3%	20bps		**48.4%**	47.1%	130bps	
Operating profit	**420**	355	18%		**952**	800	19%	
Operating margin %	**14.5%**	12.9%	160bps		**11.8%**	10.2%	160bps	
Net sales by region								
Americas	**651**	732	(11)%	(13)%	**1 905**	2 118	(10)%	(8)%
APAC	**801**	737	9%	10%	**2 067**	1 998	3%	7%
EMEA	**1 450**	1 285	13%	12%	**4 115**	3 750	10%	11%

Mobile Infrastructure **net sales** increased 5% on a reported basis and 5% on a constant currency basis.

Core Software net sales declined 13% on a constant currency basis. This was driven by softness in certain applications we are de-emphasizing along supply chain constraints for server infrastructure.

Radio Networks net sales grew by 10% on a constant currency basis in part due to acceleration of revenue from Q4 into Q3. Net sales grew in all regions with strongest growth in EMEA and in APAC, particularly in Japan and India.

Technology Standards delivered net sales of EUR 425 million in the quarter, growing 8% on a constant currency basis. The growth was driven by license agreements signed in the past four quarters and included a typical benefit from catch-up net sales.

Gross profit increased in line with net sales. **Gross margin** was largely stable year-on-year in Q3 2026. The gross margin benefited from an increased contribution from Technology Standards.

Operating profit increased year-on-year in Q3 2026 driven by higher gross profit and lower SG&A expenses due to ongoing cost savings programs. This was partially offset by a negative impact from other operating income and expenses which benefited from positive impact from hedging in Q3 2025. **Operating margin** improved mainly due to operating leverage.

Portfolio Businesses

EUR million	Q3'26	Q3'25	YoY change	Constant currency YoY change	Q1-Q3'26	Q1-Q3'25	YoY change	Constant currency and portfolio YoY change
Net sales	**96**	97	(1)%	(2)%	**290**	265	9%	11%
Gross profit	**30**	18	67%		**91**	55	65%	
Gross margin %	**31.3%**	18.6%	1 270bps		**31.4%**	20.8%	1 060bps	
Operating profit/(loss)	**3**	(4)			**6**	(21)		
Operating margin %	**3.1%**	(4.1)%	720bps		**2.1%**	(7.9)%	1 000bps	

Portfolio Businesses **net sales** decreased 1% on a reported and 2% on a constant currency basis.

Gross profit increased year-on-year due to Site Implementation and Outside Plant. **Gross margin** increased by 1 270bps year-on-year.

Operating profit was EUR 3 million in the quarter compared to operating loss of EUR 4 million in the year-ago quarter.

Group Common and Other

EUR million	Q3'26	Q3'25	Q1-Q3'26	Q1-Q3'25
Operating loss	**(34)**	(46)	**(120)**	(127)

The decrease in **operating loss** was driven by lower R&D expenses and a positive impact from other operating income and expenses.

22 October 2026 5

NOKIA

Net sales by region

EUR million	Q3'26	Q3'25	YoY change	Constant currency YoY change	Q1-Q3'26	Q1-Q3'25	YoY change	Constant currency and portfolio YoY change
Americas	**1 833**	1 686	9%	7%	**5 129**	4 708	9%	8%
APAC	**1 169**	1 096	7%	7%	**3 081**	3 045	1%	4%
EMEA	**2 152**	1 915	12%	12%	**6 194**	5 689	9%	9%
Total	**5 154**	**4 700**	**10%**	**9%**	**14 402**	**13 443**	**7%**	**7%**

Net sales by customer type

EUR million	Q3'26	Q3'25	YoY change	Constant currency YoY change	Q1-Q3'26	Q1-Q3'25	YoY change	Constant currency and portfolio YoY change
Telecommunication Providers	**3 640**	3 608	1%	0%	**10 396**	10 369	0%	1%
AI & Cloud	**631**	279	126%	123%	**1 425**	680	110%	92%
Mission Critical Enterprise & Defense	**459**	426	8%	7%	**1 368**	1 282	7%	6%
Technology Licensees	**425**	391	9%	8%	**1 217**	1 118	9%	11%
Other[1]	**—**	(3)			**(3)**	(5)		
Total	**5 154**	**4 700**	**10%**	**9%**	**14 402**	**13 443**	**7%**	**7%**

(1) Includes eliminations of inter-segment revenues, unallocated items and certain other items.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q3'26	Q3'25	Q1-Q3'26	Q1-Q3'25
Reported operating profit	**196**	**252**	**229**	**403**
Restructuring and associated charges	**357**	44	**903**	178
Amortization and depreciation of acquired intangible assets and property, plant and equipment	**46**	115	**137**	330
Transaction and related costs, including integration costs	**8**	10	**29**	23
Change in provisions related to past acquisitions	**(4)**	—	**13**	—
Impairment and write-off of assets, net of reversals	**3**	2	**33**	4
Release of acquisition-related fair value adjustments to deferred revenue and inventory	**—**	25	**3**	83
Other, net	**1**	1	**(7)**	3
Comparable operating profit	**605**	**448**	**1 340**	**1 024**

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q3 2026, the main adjustments related to restructuring charges which are part of the ongoing restructuring programs and to amortization and depreciation of acquired intangible assets and property, plant and equipment which are primarily related to purchase price allocation of the Infinera acquisition.

22 October 2026 6

NOKIA

Cash and cash flow in Q3 2026

EUR billion


Operating
Investing
Financing
2.78
0.74
(0.29)
(0.27)
(0.02)
(0.07)
(0.19)
0.04
(0.03)
0.04
0.06
(0.23)
(0.05)
0.07
2.58
Q2'26 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Net interest
Income taxes
Capital expenditures
Sale of fixed assets
Acquisition of businesses
Other financial assets
Proceeds from sale of shares
Dividend
Lease payments
Other
Q3'26 net cash

EUR million, at end of period	Q3'26	Q2'26	QoQ change	Q4'25	YTD change
Total cash and interest-bearing financial investments	**5 023**	5 176	(3)%	6 791	(26)%
Net cash and interest-bearing financial investments[(1)]	**2 584**	2 776	(7)%	3 378	(24)%

(1) Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Alternative performance measures section in this report.

The cash flow descriptions below include cash flows from both continuing operations and discontinued operations.

Free cash flow

During Q3 2026, Nokia's free cash flow was negative EUR 99 million, as comparable operating profit was offset by cash outflows related to net working capital, restructuring and associated charges and capital expenditures.

Net cash from operating activities

Net cash used in operating activities was driven by:

- Nokia's adjusted profit of EUR 744 million.
- The cash outflow related to net working capital in the quarter was approximately EUR 560 million. There was approximately EUR 290 million cash outflow related to restructuring and associated charges from the current and previous cost savings programs. The balance of EUR 270 million cash outflow can be broken down as follows:
  - The increase in receivables was approximately EUR 230 million. The balance sheet impact related to sale of receivables in the quarter increased.
  - The increase in inventories was approximately EUR 130 million.
  - The increase in liabilities was approximately EUR 90 million.
- An outflow related to cash taxes of approximately EUR 70 million.

Net cash from investing activities

- Net cash used in investing activities was due primarily to the outflows related to capital expenditures of approximately EUR 190 million, inflow of approximately EUR 40 million from sale of fixed assets, outflow of approximately EUR 30 million for acquisition of businesses and an inflow of approximately EUR 40 million related to other financial assets.

Net cash from financing activities

- Net cash used in financing activities was related primarily to proceeds from sales of treasury shares of approximately EUR 60 million, dividend payments of approximately EUR 230 million and lease payments of approximately EUR 50 million.

22 October 2026 7

January-September 2026 compared to January-September 2025 Net sales In the first nine months of 2026, net sales grew 7% on a reported basis. The increase from the acquisition of Infinera (which closed at the end of February 2025) contributed 2% and was offset by foreign exchange fluctuations with a negative impact of 2%. On a constant currency and portfolio basis, Nokia's comparable net sales also increased by 7% in the first nine months of 2026 resulting from growth in both Network Infrastructure which grew 11% and Mobile Infrastructure which grew 5% in the first nine months. Portfolio Businesses also grew by 11% during that period. Gross margin Both reported and comparable gross margin increased year-on-year versus the first nine months of 2025. Reported gross margin increased 20 basis points to 43.7% and comparable gross margin increased 110 basis points to 45.5%. The improvement was driven by increases from both Network Infrastructure and Mobile Infrastructure which increased by 70bps and 130bps respectively. Operating profit/loss and margin Reported operating profit in the first nine months of 2026 was EUR 229 million, or 1.6% of net sales, a decrease from EUR 403 million or 3.0% of net sales in the first nine months of 2025. Comparable operating profit increased to EUR 1 340 million from EUR 1 024 million year-on-year and comparable operating margin increased 170 basis points year-on-year to 9.3%. The increase in comparable operating profit reflected the increased gross profit and was slightly offset by an increase in operating expenses as underlying cost reductions were more than offset by targeted investments for long-term growth. In addition, comparable other operating income and expense in the first nine months of 2026 was negative EUR 13 million versus the prior year positive EUR 103 million. The impact of hedging in the first nine months of 2026 was negative EUR 2 million, compared to a positive impact of EUR 27 million in the first nine months of 2025. In the first nine months of 2026, the difference between reported and comparable operating profit was primarily related to EUR 903 million of restructuring and associated charges, EUR 137 million of amortization and depreciation of acquired intangible assets and property, plant and equipment, EUR 33 million of impairment and write-off of assets, net of reversals, EUR 29 million of integration related costs associated with the Infinera acquisition and EUR 13 million charge related to a change in provisions related to past acquisitions. In the first nine months of 2025, the difference between reported and comparable operating profit was primarily related to EUR 330 million of amortization and depreciation of acquired intangible assets and property, plant and equipment, EUR 178 million of restructuring and associated charges, the release of acquisition-related fair-value adjustments to deferred revenue and inventory of EUR 83 million, and EUR 23 million of transaction and related costs, including integration costs. Profit from continuing operations Reported profit from continuing operations in the first nine months of 2026 was EUR 307 million, compared to a profit of EUR 150 million for the same period in 2025. Comparable profit from continuing operations in the first nine months of 2026 was EUR 1 223 million, compared to EUR 760 million in the first nine months of 2025. The increase in comparable profit from continuing operations was driven by the higher comparable operating profit and higher net financial income, partially offset by higher income tax expenses and lower share of results of associates and joint ventures. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in the first nine months of 2026 was mainly due to the negative impact from a resolution of legal dispute of EUR 37 million. In the first nine months of 2025, the difference was mainly due to the increase in financial liability to acquire non-controlling interest in Nokia Shanghai Bell of negative EUR 65 million, impact of deferred tax expense due to tax rate changes of negative EUR 41 million and decrease in fair value of Infinera convertible notes of EUR 23 million which were settled in Q2 2025 . Loss from discontinued operations Reported loss from discontinued operations in the first nine months of 2026 was EUR 59 million, compared to a loss of EUR 34 million in the first nine months of 2025. Earnings per share Reported diluted EPS from continuing operations was EUR 0.05 in the first nine months of 2026, compared to EUR 0.02 in the first nine months of 2025. Comparable diluted EPS from continuing operations was EUR 0.21 in the first nine months of 2026, compared to EUR 0.13 in the first nine months of 2025. Reported diluted EPS from discontinued operations was negative EUR 0.01 in the first nine months of 2026, compared to EUR 0.00 in the first nine months of 2025. Cash performance In the first nine months of 2026, Nokia's net cash decreased EUR 794 million, resulting in an end-of-period net cash balance of EUR 2 584 million. Total cash decreased EUR 1 768 million, resulting in total cash balance of EUR 5 023 million. Free cash flow was negative EUR 205 million in the first nine months of 2026. 22 October 2026 8

Additional information Significant events in 2026 Changes in leadership team On 1 April 2026, Kristen Pressner started as Chief People Officer and member of the Group Leadership Team. Pressner has over 30 years of international experience in HR, talent management, and organizational transformation. She joined Nokia from Roche Holding Group, where she most recently served as Global Head of People & Culture for Roche Diagnostics. On 17 August 2026, Emma Falck started as President of Mobile Infrastructure and member of the Nokia Group Leadership Team. Falck brings extensive experience leading transformation and improving performance in complex global technology businesses. She joined Nokia from Siemens, where she served as Executive Vice President, Products, Smart Infrastructure Buildings, leading a global organization across product management and development, and supply chain. Annual General Meeting On 9 April 2026, Nokia held its Annual General Meeting (AGM) in Helsinki. The AGM approved all the proposals of the Board of Directors to the AGM. The following resolutions were among the ones made (for all resolutions made, refer to Nokia's stock exchange release on 9 April 2026): ▪ The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2025. ▪ The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. ▪ Timo Ahopelto, Elizabeth Crain, Thomas Dannenfeldt, Pernille Erenbjerg, Lisa Hook, Timo Ihamuotila, Mike McNamara, Thomas Saueressig and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Meredith Whittaker as a new member of the Board for the same term of office. In its assembly meeting that took place after the AGM, the Board elected Timo Ihamuotila as Chair and Thomas Saueressig as Vice Chair of the Board. Eurobond issuance On 5 June 2026, Nokia announced it had issued senior unsecured notes (the Notes) in an aggregate principal amount of EUR 500 million under its Euro Medium Term Note (EMTN) programme. The Notes are due in June 2032 and carry a fixed annual coupon of 3.625%. Nokia used the net proceeds from the Notes to refinance its outstanding EUR 500 million 3.125% notes due May 2028. Shares The total number of Nokia shares on 30 September 2026, equaled 5 742 239 696. On 30 September 2026, Nokia held 83 304 077 Nokia shares, representing approximately 1.5% of the total number of Nokia shares and voting rights. 22 October 2026 9

Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Changes in customer network investments related to their ability to monetize the network or opportunities related to AI and data center growth; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure or manufacture certain components (e.g. semiconductors), the costs thereof and our ability to align our inventory levels and supplier commitments with customer demand; ▪ Disturbance in the global supply chain; ▪ Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with licensees; ▪ Results in technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2025 annual report on Form 20-F published on 5 March 2026 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, products, growth management, licenses, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) our ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/ renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 22 October 2026 10

NOKIA

Financial statement information

Consolidated income statement (condensed)

		Reported				Comparable			
EUR million	**Note**	**Q3'26**	**Q3'25**	**Q1-Q3'26**	**Q1-Q3'25**	**Q3'26**	**Q3'25**	**Q1-Q3'26**	**Q1-Q3'25**
Net sales	2, 4	**5 154**	**4 700**	**14 402**	**13 443**	**5 154**	**4 705**	**14 405**	**13 453**
Cost of sales		(2 979)	(2 615)	(8 104)	(7 595)	(2 855)	(2 596)	(7 853)	(7 485)
Gross profit	2	**2 176**	**2 085**	**6 298**	**5 848**	**2 299**	**2 109**	**6 553**	**5 968**
Research and development expenses		(1 251)	(1 155)	(3 857)	(3 426)	(1 109)	(1 104)	(3 443)	(3 309)
Selling, general and administrative expenses		(733)	(710)	(2 197)	(2 131)	(579)	(590)	(1 757)	(1 738)
Other operating income and expenses		4	31	(15)	112	(6)	33	(13)	103
Operating profit	2	**196**	**252**	**229**	**403**	**605**	**448**	**1 340**	**1 024**
Share of results of associates and joint ventures		9	5	12	15	9	5	12	15
Financial income and expenses		51	(15)	289	(44)	51	38	298	44
Profit before tax		**256**	**242**	**531**	**374**	**665**	**492**	**1 650**	**1 083**
Income tax expense	6	(80)	(152)	(223)	(224)	(168)	(158)	(427)	(323)
Profit from continuing operations		**176**	**90**	**307**	**150**	**498**	**334**	**1 223**	**760**
Loss from discontinued operations	3	(21)	(10)	(59)	(34)	—	—	—	—
Profit for the period		**156**	**80**	**248**	**116**	**498**	**334**	**1 223**	**760**
Attributable to:									
Equity holders of the parent		152	78	240	109	494	333	1 216	753
Non-controlling interests		4	1	8	6	4	1	8	6

Earnings per share attributable to equity holders of the parent								
Basic earnings per share, EUR								
Continuing operations	0.03	0.01	0.05	0.02	0.09	0.06	0.22	0.13
Discontinued operations	0.00	0.00	(0.01)	0.00	—	—	—	—
Profit for the period	0.03	0.01	0.04	0.02	0.09	0.06	0.22	0.13
Average number of shares ('000 shares)	5 641 000	5 400 892	5 609 545	5 386 311	5 641 000	5 400 892	5 609 545	5 386 311
Diluted earnings per share, EUR								
Continuing operations	0.03	0.01	0.05	0.02	0.09	0.06	0.21	0.13
Discontinued operations	0.00	0.00	(0.01)	0.00	—	—	—	—
Profit for the period	0.03	0.01	0.04	0.02	0.09	0.06	0.21	0.13
Average number of shares ('000 shares)	5 745 378	5 488 578	5 731 356	5 484 275	5 745 378	5 488 578	5 731 356	5 484 275

Beginning from the second quarter of 2026 Nokia has presented its Fixed Wireless Access CPE and Enterprise Campus Edge businesses as discontinued operations. The comparative information has been recast accordingly.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

22 October 2026 11

Consolidated statement of comprehensive income (condensed) EUR million Reported Q3'26 Q3'25 Q1-Q3'26 Q1-Q3'25 Profit for the period 156 80 248 116 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans 161 57 280 (182) Income tax related to items that will not be reclassified to profit or loss (40) (14) (67) 45 Total of items that will not be reclassified to profit or loss 121 43 213 (137) Items that may be reclassified to profit or loss Translation differences 37 (63) 388 (1 608) Net investment hedges (6) 9 (35) 122 Cash flow and other hedges (16) (34) (64) 44 Financial assets at fair value through other comprehensive income (7) (2) (4) 13 Other changes, net (2) 7 (2) 5 Income tax related to items that may be reclassified subsequently to profit or loss 6 4 18 (39) Total of items that may be reclassified to profit or loss 12 (79) 301 (1 463) Other comprehensive income/(loss), net of tax 133 (36) 514 (1 600) Total comprehensive income/(loss) for the period 289 44 762 (1 484) Attributable to: Equity holders of the parent 283 43 750 (1 486) Non-controlling interests 6 1 12 2 Total comprehensive income/(loss) attributable to equity holders of the parent arises from: Continuing operations 304 54 809 (1 452) Discontinued operations (21) (10) (59) (34) The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes. 22 October 2026 12

NOKIA

Consolidated statement of financial position (condensed)

EUR million	Note	30 September 2026	30 September 2025	31 December 2025
ASSETS				
Goodwill		6 150	5 971	5 996
Other intangible assets		1 288	1 542	1 399
Property, plant and equipment		1 737	1 521	1 570
Right-of-use assets		843	924	920
Investments in associated companies and joint ventures		190	126	180
Non-current interest-bearing financial investments	7	352	390	368
Other non-current financial assets	7	1 316	1 111	1 072
Defined benefit pension assets	5	6 817	6 223	6 380
Deferred tax assets	6	3 684	3 570	3 643
Other non-current receivables		319	292	277
Total non-current assets		**22 697**	**21 671**	**21 805**
Inventories		2 880	2 380	2 209
Trade receivables	7	4 701	3 990	4 975
Contract assets		901	754	805
Current income tax assets		316	300	256
Other current receivables		1 135	885	784
Current interest-bearing financial investments	7	622	773	961
Other current financial assets	7	335	400	340
Cash and cash equivalents	7	4 049	4 892	5 462
Total current assets		**14 940**	**14 374**	**15 792**
Assets held for sale	3	43	—	—
Total assets		**37 680**	**36 044**	**37 597**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital		246	246	246
Share premium		292	794	870
Treasury shares		(344)	(352)	(352)
Translation differences		(917)	(1 245)	(1 272)
Fair value and other reserves		4 112	3 872	3 955
Reserve for invested unrestricted equity		16 371	14 789	15 663
Retained earnings		1 478	1 477	1 857
Total shareholders' equity		**21 237**	**19 582**	**20 967**
Non-controlling interests		97	91	91
Total equity		**21 333**	**19 673**	**21 058**
Long-term interest-bearing liabilities	7, 8	1 865	2 343	2 329
Long-term lease liabilities		739	809	797
Defined benefit pension and post-employment liabilities	5	1 839	1 969	1 947
Deferred tax liabilities		473	514	392
Contract liabilities		222	300	286
Other non-current liabilities		187	99	147
Provisions	9	764	612	637
Total non-current liabilities		**6 088**	**6 646**	**6 535**
Short-term interest-bearing liabilities	7, 8	574	711	1 084
Short-term lease liabilities		196	202	203
Other financial liabilities	7	356	852	316
Contract liabilities		1 682	1 589	1 562
Current income tax liabilities		309	180	344
Trade payables	7	3 521	3 062	2 978
Other current liabilities	7	2 918	2 539	2 738
Provisions	9	642	589	779
Total current liabilities		**10 200**	**9 725**	**10 004**
Liabilities associated with assets held for sale	3	59	—	—
Total liabilities		**16 347**	**16 371**	**16 539**
Total shareholders' equity and liabilities		**37 680**	**36 044**	**37 597**
Shareholders' equity per share, EUR		3.75	3.62	3.76
Number of shares ('000 shares, excluding treasury shares)		5 658 936	5 413 481	5 582 534

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

22 October 2026 13

Consolidated statement of cash flows (condensed)

EUR million	Q3'26	Q3'25	Q1-Q3'26	Q1-Q3'25
Cash flow from operating activities				
Profit for the period	156	80	248	116
Adjustments	588	555	1 662	1 425
Depreciation and amortization	205	286	625	835
Share based payments	104	83	319	238
Impairment charges	3	2	42	4
Gain on sale of businesses and associated companies	—	—	(1)	(13)
Restructuring charges	283	30	785	143
Financial income and expenses	(51)	15	(289)	44
Income tax expense	73	150	207	213
Other	(29)	(11)	(26)	(39)
Cash flows from operations before changes in net working capital	744	635	1 910	1 541
Change in net working capital	(563)	56	(1 315)	479
(Increase)/decrease in receivables	(227)	(353)	(288)	939
(Increase)/decrease in inventories	(131)	54	(654)	(59)
(Decrease)/increase in non-interest-bearing liabilities	(205)	355	(373)	(401)
Cash flows from operations	181	691	595	2 020
Interest received	25	24	105	138
Interest paid	(42)	(46)	(148)	(168)
Income taxes paid, net	(69)	(72)	(298)	(294)
Net cash flows from operating activities	**95**	**597**	**254**	**1 696**
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(194)	(168)	(476)	(458)
Proceeds from government grants related property, plant and equipment	—	—	17	—
Proceeds from sale of property, plant and equipment and intangible assets	42	9	42	21
Acquisition of businesses, net of cash acquired	(30)	(4)	(30)	(1 730)
Proceeds from disposal of businesses, net of cash disposed	—	—	10	40
Purchase of interest-bearing financial investments	(402)	(25)	(522)	(152)
Proceeds from interest-bearing financial investments	257	39	858	1 077
Purchase of other financial assets	(20)	(64)	(51)	(106)
Proceeds from other financial assets	63	8	99	134
Foreign exchange hedging of cash and cash equivalents	2	15	(9)	99
Other	1	1	14	5
Net cash flows used in investing activities	**(281)**	**(189)**	**(48)**	**(1 070)**
Cash flow from financing activities				
Acquisition of treasury shares	—	—	—	(624)
Proceeds from sale of treasury shares[1]	62	—	62	—
Payments relating to issuance of shares	—	—	(9)	—
Proceeds from long-term borrowings	—	—	495	151
Repayment of long-term borrowings	—	—	(1 133)	(873)
Proceeds from/(repayment of) short-term borrowings	92	(25)	(316)	(17)
Payment of principal portion of lease liabilities	(48)	(54)	(154)	(167)
Dividends paid	(226)	(216)	(617)	(594)
Net cash flows used in financing activities	**(120)**	**(295)**	**(1 672)**	**(2 124)**
Translation differences	7	(17)	53	(233)
Net (decrease)/increase in cash and cash equivalents	**(299)**	**96**	**(1 413)**	**(1 731)**
Cash and cash equivalents at beginning of period	4 348	4 797	5 462	6 623
Cash and cash equivalents at end of period	4 049	4 892	4 049	4 892

(1) In September 2026, Nokia shares held by Nokia's subsidiaries were sold to simplify administration of treasury shares.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

22 October 2026 14

NOKIA

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
1 January 2025	**246**	**734**	**(431)**	**263**	**3 963**	**13 926**	**1 956**	**20 657**	**90**	**20 747**
Profit for the period							109	109	6	116
Other comprehensive loss				(1 508)	(91)		3	(1 595)	(5)	(1 600)
Total comprehensive loss	**—**	**—**	**—**	**(1 508)**	**(91)**	**—**	**112**	**(1 486)**	**2**	**(1 484)**
Share-based payments		238						238		238
Settlement of share-based payments		(239)				162		(77)		(77)
Acquisition of treasury shares[1]			(624)			821		197		197
Cancellation of treasury shares[1]			703			(703)		—		—
Acquisition through business combinations		61				584		645	2	647
Dividends							(591)	(591)	(3)	(594)
Total transactions with owners	**—**	**60**	**79**	**—**	**—**	**863**	**(591)**	**411**	**(1)**	**410**
30 September 2025	**246**	**794**	**(352)**	**(1 245)**	**3 872**	**14 789**	**1 477**	**19 582**	**91**	**19 673**
1 January 2026	**246**	**870**	**(352)**	**(1 272)**	**3 955**	**15 663**	**1 857**	**20 967**	**91**	**21 058**
Profit for the period							240	240	8	248
Other comprehensive income				355	157		(3)	510	4	514
Total comprehensive income	**—**	**—**	**—**	**355**	**157**	**—**	**237**	**750**	**12**	**762**
Share-based payments		319						319		319
Settlement of share-based payments		(897)				609		(288)		(288)
Sale of treasury shares[2]			7			98		105		105
Dividends							(617)	(617)	(5)	(622)
Total transactions with owners	**—**	**(579)**	**8**	**—**	**—**	**708**	**(617)**	**(480)**	**(6)**	**(486)**
30 September 2026	**246**	**292**	**(344)**	**(917)**	**4 112**	**16 371**	**1 478**	**21 237**	**97**	**21 333**

(1) In November 2024, Nokia announced a new share buyback program to offset the dilutive effect of the acquisition of Infinera Corporation. Share purchases commenced on 25 November 2024 and the program was completed on 2 April 2025 when Nokia had acquired 150 000 000 shares representing the maximum number of shares that could be repurchased under the program for an aggregate amount of EUR 703 million. The repurchased shares were canceled on 23 April 2025. Repurchases were funded using funds in the reserve for invested unrestricted equity and the repurchases reduced the total unrestricted equity.

(2) In September 2026, Nokia shares held by Nokia's subsidiaries were sold to simplify administration of treasury shares.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

22 October 2026 15

Notes to Financial statements

1. GENERAL INFORMATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2025 prepared in accordance with IFRS® Accounting Standards as published by the IASB and as adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2025 except for the following:

In the second quarter of 2026, Nokia has classified its Fixed Wireless Access CPE and Enterprise Campus Edge businesses, which were previously reported as part of Portfolio Businesses, as held for sale and will present them as discontinued operations beginning from Q2 2026. Comparative financial information presented in the consolidated income statement and disclosed in the relevant notes has been recast accordingly. For more information on the discontinued operations, refer to Note 3. Discontinued operations and disposal groups held for sale.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 22 October 2026.

Nokia's net sales and operating profit are subject to seasonal fluctuation being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of telecommunication providers.

Comparable measures

Nokia presents in these condensed consolidated financial statements financial information on both a reported and comparable basis. Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

As comparable financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on alternative performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Alternative performance measures section accompanying this consolidated financial statement information.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q3'26		Q3'25		Q2'26	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~25%	~25%	~25%	~30%
USD	~55%	~50%	~55%	~50%	~55%	~45%
Other	~20%	~20%	~20%	~25%	~20%	~25%
Total	100%	100%	100%	100%	100%	100%

End of Q3'26 balance sheet rate 1 EUR = 1.14 USD, end of Q3'25 balance sheet rate 1 EUR = 1.17 USD and end of Q2'26 balance sheet rate 1 EUR = 1.14 USD

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2026, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements which was published in April 2024.

IFRS 18 sets out the requirements for presentation and disclosures in financial statements and it will replace IAS 1 Presentation of Financial Statements. Nokia will apply IFRS 18 from its mandatory effective date of 1 January 2027. Even though IFRS 18 is not changing the recognition and measurement requirements, the standard is expected to significantly change how Nokia presents its consolidated financial statements, particularly the income statement, statement of cash flows, and notes to the financial statements. Nokia is currently assessing the impact the adoption will have on its consolidated financial statements. For potential impacts identified, refer to Note 1.4. New and amended standards and interpretations in Nokia's annual consolidated financial statements for 2025.

22 October 2026 16

2. SEGMENT INFORMATION Nokia has three operating and reportable segments for financial reporting purposes: (1) Network Infrastructure, (2) Mobile Infrastructure and (3) Portfolio Businesses. Additionally, Nokia presents segment-level information for Group Common and Other and provides net sales information for the following business units within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks and (iii) Fixed Networks, and the following business units within the Mobile Infrastructure segment: (i) Core Software, (ii) Radio Networks and (iii) Technology Standards. Accounting policies of the segments are the same as those for the group, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1. General information, and to the Alternative Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Change in reporting structure Nokia adopted its new operational and reporting structure on 1 January 2026 to better align its business to customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity. Previously Nokia had four operating and reportable segments for financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services, and (4) Nokia Technologies. The new operational and reporting structure recognizes the following two primary operating segments: ▪ Network Infrastructure is a growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of three business units Optical Networks, IP Networks and Fixed Networks. ▪ Mobile Infrastructure segment brings together Nokia’s Core Networks portfolio, Radio Networks portfolio and Technology Standards (formerly Nokia Technologies). It is positioned for core and radio network technology and services leadership to lead the industry to AI-native networks and 6G. In addition, Nokia has identified several units which are not seen as core to the future of the company’s strategy. These units were moved into a dedicated operating segment called Portfolio Businesses while the company assesses the best value creating opportunity for them. The units moved were: ▪ Fixed Wireless Access CPE (previously in Fixed Networks in Network Infrastructure) ▪ Site Implementation and Outside Plant (previously in Fixed Networks in Network Infrastructure) ▪ Enterprise Campus Edge (previously in Cloud and Network Services) ▪ Microwave Radio (previously in Mobile Networks) In Q2 2026, Nokia classified Fixed Wireless Access CPE and Enterprise Campus Edge businesses as discontinued operations. Refer to Note 3. Discontinued operations and disposal groups held for sale. Comparative segment information, including segment information for Network Infrastructure and Mobile Infrastructure, has been recast to reflect the presentation of discontinued operations. Segment descriptions Network Infrastructure The Network Infrastructure segment serves AI & Cloud customers, telecommunication providers and mission critical enterprises globally. The segment consists of three business units: (i) Optical Network, which provides optical transport networks for metro, regional, long-haul and data center interconnect applications; (ii) IP Networks, which provides IP routing and data center switching and (iii) Fixed Networks, which provides the equipment for home broadband networks. The segment is positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. Mobile Infrastructure Mobile Infrastructure segment serves telecommunications providers, mission critical enterprises and defense customers along with licensing Nokia’s patent portfolio to a range of industries reliant on Nokia’s technology. The segment is positioned for core and radio-network technology and services leadership to lead the industry towards AI-native networks and 6G. The segment consists of three businesses: (i) Core Software, which includes cloud‑native mobile core software and AI‑driven operations, analytics and security software and related services; (ii) Radio Networks, which includes radio access products across all 3GPP technology generations, related network management and services and (iii) Technology Standards which shapes global connectivity standards through research and innovation, manages Nokia’s industry-leading patent portfolio, and monetizes Nokia’s patents through licensing. Portfolio Businesses Portfolio Businesses include a set of units that are not considered core to the company’s long-term strategy. These units operate across different areas of the portfolio and continue to serve their respective customers and markets, while the company evaluates strategic options for their future development and ownership. As of Q2 2026 Portfolio Businesses comprise Site Implementation and Outside Plant, and Microwave Radio businesses. Fixed Wireless Access CPE and Enterprise Campus Edge businesses which were previously part of Portfolio Businesses are presented as discontinued operations beginning from Q2 2026. Group Common and Other Despite not being a reportable segment, Nokia also provides segment-level information for Group Common and Other. Group Common and Other includes certain corporate-level and centrally managed expenses and revenues. 22 October 2026 17

Q3'26 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)
Network Infrastructure[1]	**2 158**	(1 269)	(396)	(275)	(3)	**216**
Mobile Infrastructure[2]	**2 902**	(1 523)	(686)	(267)	(7)	**420**
Portfolio Businesses	**96**	(66)	(18)	(8)	(2)	**3**
Total segments	**5 156**	**(2 858)**	**(1 100)**	**(550)**	**(12)**	**639**
Group Common and Other	**(2)**	3	(10)	(30)	5	**(34)**
Total comparable	**5 154**	**(2 855)**	**(1 109)**	**(579)**	**(6)**	**605**
Restructuring and associated charges	**—**	(120)	(113)	(125)	2	**(357)**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	**—**	(1)	(24)	(20)	—	**(46)**
Transaction and related costs, including integration costs	**—**	—	(4)	(3)	—	**(8)**
Change in provisions related to past acquisitions	**—**	—	—	(5)	9	**4**
Impairment and write-off of assets, net of reversals	**—**	(1)	(2)	—	—	**(3)**
Other, net	**—**	—	—	—	—	**(1)**
Total reported[3]	**5 154**	**(2 979)**	**(1 251)**	**(733)**	**4**	**196**

(1) Includes Optical Networks net sales of EUR 933 million, IP Networks net sales of EUR 839 million and Fixed Networks net sales of EUR 386 million.
(2) Includes Core Software net sales of EUR 519 million, Radio Networks net sales of EUR 1 958 million and Technology Standards net sales of EUR 425 million.
(3) Total reported operating profit includes depreciation and amortization of EUR 204 million of which EUR 52 million relates to Network Infrastructure, EUR 102 million to Mobile Infrastructure and EUR 3 million to Portfolio Businesses.

Q3'25 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)
Network Infrastructure[1]	**1 850**	(1 060)	(392)	(256)	1	**143**
Mobile Infrastructure[2]	**2 755**	(1 453)	(683)	(295)	31	**355**
Portfolio Businesses	**97**	(79)	(13)	(10)	1	**(4)**
Total segments	**4 702**	**(2 592)**	**(1 088)**	**(561)**	**33**	**494**
Group Common and Other	**3**	(4)	(15)	(29)	—	**(46)**
Total comparable	**4 705**	**(2 596)**	**(1 104)**	**(590)**	**33**	**448**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	**—**	(1)	(25)	(89)	—	**(115)**
Restructuring and associated charges	**—**	3	(22)	(25)	—	**(44)**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	**(5)**	(20)	—	—	—	**(25)**
Transaction and related costs, including integration costs	**—**	(1)	(4)	(6)	—	**(10)**
Other, net	**—**	—	(1)	—	—	**(2)**
Total reported[3]	**4 700**	**(2 615)**	**(1 155)**	**(710)**	**31**	**252**

(1) Includes Optical Networks net sales of EUR 782 million, IP Networks net sales of EUR 578 million and Fixed Networks net sales of EUR 490 million. Total Network Infrastructure net sales includes EUR 2 million net sales to other segments.
(2) Includes Core Software net sales of EUR 594 million, Radio Networks net sales of EUR 1 770 million and Technology Standards net sales of EUR 391 million.
(3) Total reported operating profit includes depreciation and amortization of EUR 284 million of which EUR 52 million relates to Network infrastructure, EUR 111 million to Mobile Infrastructure and EUR 3 million to Portfolio Businesses.

22 October 2026

18

NOKIA

Q1-Q3'26 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit
Network Infrastructure[1]	**6 024**	(3 473)	(1 221)	(814)	(13)	**503**
Mobile Infrastructure[2]	**8 085**	(4 173)	(2 128)	(833)	1	**952**
Portfolio Businesses	**290**	(198)	(54)	(24)	(7)	**6**
Total segments	**14 399**	**(7 844)**	**(3 403)**	**(1 671)**	**(19)**	**1 461**
Group Common and Other	**6**	(9)	(40)	(85)	7	**(120)**
Total comparable	**14 405**	**(7 853)**	**(3 443)**	**(1 757)**	**(13)**	**1 340**
Restructuring and associated charges	**—**	(244)	(328)	(333)	2	**(903)**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	**—**	(4)	(74)	(60)	—	**(137)**
Impairment and write-off of assets, net of reversals	**—**	(2)	(4)	(27)	—	**(33)**
Transaction and related costs, including integration costs	**—**	(3)	(12)	(14)	—	**(29)**
Change in provisions related to past acquisitions	**—**	—	—	(8)	(5)	**(13)**
Gain on defined benefit plan amendment	**—**	2	3	1	—	**7**
Other, net	**(3)**	—	(1)	—	1	**(3)**
Total reported[3]	**14 402**	**(8 104)**	**(3 857)**	**(2 197)**	**(15)**	**229**

(1) Includes Optical Networks net sales of EUR 2 622 million, IP Networks net sales of EUR 2 143 million and Fixed Networks net sales of EUR 1 258 million.
(2) Includes Core Software net sales of EUR 1 559 million, Radio Networks net sales of EUR 5 309 million and Technology Standards net sales of EUR 1 217 million.
(3) Total reported operating profit includes Depreciations and amortizations of EUR 620 million for the Group, of which EUR 155 million relates to Network infrastructure, EUR 313 million to Mobile Infrastructure and EUR 9 million to Portfolio Businesses.

Q1-Q3'25 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit
Network Infrastructure[1]	**5 314**	(3 103)	(1 110)	(738)	8	**372**
Mobile Infrastructure[2]	**7 866**	(4 158)	(2 105)	(897)	94	**800**
Portfolio Businesses	**265**	(210)	(48)	(30)	1	**(21)**
Total segments	**13 445**	**(7 471)**	**(3 263)**	**(1 665)**	**103**	**1 151**
Group Common and Other	**8**	(14)	(47)	(73)	—	**(127)**
Total comparable	**13 453**	**(7 485)**	**(3 309)**	**(1 738)**	**103**	**1 024**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	**—**	(3)	(57)	(270)	—	**(330)**
Restructuring and associated charges	**—**	(33)	(51)	(93)	(1)	**(178)**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	**(10)**	(73)	—	—	—	**(83)**
Transaction and related costs, including integration costs	**—**	(1)	(7)	(29)	13	**(23)**
Other, net	**—**	(1)	(2)	(1)	(3)	**(7)**
Total reported[3]	**13 443**	**(7 595)**	**(3 426)**	**(2 131)**	**112**	**403**

(1) Includes Optical Networks net sales of EUR 2 037 million, IP Networks net sales of EUR 1 811 million and Fixed Networks net sales of EUR 1 466 million. Total Network Infrastructure net sales includes EUR 2 million net sales to other segments.
(2) Includes Core Software net sales of EUR 1 638 million, Radio Networks net sales of EUR 5 110 million and Technology Standards net sales of EUR 1 118 million.
(3) Total reported operating profit includes Depreciations and amortizations of EUR 829 million for the Group, of which EUR 152 million relates to Network infrastructure, EUR 331 million to Mobile Infrastructure and EUR 9 million to Portfolio Businesses.

Reconciliation of segments' operating profit to Group profit before tax

EUR million	Q3'26	Q3'25	Q1-Q3'26	Q1-Q3'25
Total segments' operating profit	**639**	**494**	**1 461**	**1 151**
Group Common and Other's operating loss	(34)	(46)	(120)	(127)
Comparable operating profit	**605**	**448**	**1 340**	**1 024**
Other unallocated items	(409)	(196)	(1 111)	(621)
Share of results of associated companies and joint ventures	9	5	12	15
Financial income and expenses	51	(15)	289	(44)
Reported profit before tax	**256**	**242**	**531**	**374**

22 October 2026 19

3. DISCONTINUED OPERATIONS AND DISPOSAL GROUPS HELD FOR SALE

As part of the strategy work that led to Nokia's new strategy and reorganization of its business into two primary operating segments, Nokia identified several units which were not seen as core to the future of the company's strategy. These units were moved into a dedicated operating segment called Portfolio Businesses beginning from 1 January 2026 while the company continued to assess the best value creating opportunity for them. For more details, refer to Note 2. Segment Information.

During the first half of 2026, Nokia's management prepared a coordinated plan to dispose of the businesses in its Portfolio Businesses segment. In relation to this, on 30 April 2026 Nokia and Inseego announced that they had signed an agreement in which Inseego will acquire Nokia's Fixed Wireless Access CPE (FWA) business. Accordingly, Nokia classified the FWA business as held for sale and presents it as a discontinued operation beginning from the second quarter of 2026.

The acquisition of the FWA business by Inseego was completed on 1 October 2026. Under the terms of the acquisition, and Nokia's USD 10 million cash investment completed in conjunction with the acquisition, Nokia received an equity ownership stake in Inseego in the form of approximately 1.9 million shares of Inseego common stock, representing an approximately 11% ownership interest. Nokia also received warrants to purchase an aggregate of up to approximately 0.8 million shares of common stock, at an exercise price of USD 4.26 per share. In addition, the consideration transferred includes elements of engineering support and profit sharing some of which are contingent on future performance.

In the second quarter of 2026, Nokia also considered the sale of its Enterprise Campus Edge (ECE) business to be highly probable and hence classified it as held for sale and a discontinued operation beginning from the second quarter of 2026. On 13 October 2026, Nokia announced that it had signed a definitive agreement regarding the proposed acquisition by AURELIUS of the ECE business. The planned transaction is expected to close in the first half of 2027, subject to customary closing conditions.

Results of discontinued operations

	Reported			
EUR million	**Q3'26**	**Q3'25**	**Q1-Q3'26**	**Q1-Q3'25**
Net sales	**81**	**128**	**212**	**321**
Expenses	(108)	(141)	(279)	(379)
Operating loss	**(27)**	**(13)**	**(67)**	**(58)**
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	—	(8)	—
Gain on sale[1]	—	—	—	13
Loss from discontinued operations before tax	**(27)**	**(13)**	**(76)**	**(45)**
Income tax benefit	7	3	16	12
Loss from discontinued operations[2]	**(21)**	**(10)**	**(59)**	**(34)**

(1) Gain on sale relates to the disposal of Nokia's Submarine Networks business in 2024.
(2) Loss from discontinued operations is attributable to the equity holders of the parent in its entirety.

Cash flows from discontinued operations

EUR million	**Q3'26**	**Q3'25**	**Q1-Q3'26**	**Q1-Q3'25**
Net cash flows used in operating activities	(18)	(21)	(41)	(81)
Net cash flows from investing activities[1]	—	—	10	40
Net cash flow used in discontinued operations	**(18)**	**(21)**	**(31)**	**(41)**

(1) Net cash flows from investing activities relate to the disposal of Nokia's Submarine Networks business in 2024.

Assets and liabilities of disposal groups classified as held for sale

EUR million	**30 September 2026**
ASSETS	
Inventories	19
Trade receivables	18
Other assets	6
Assets held for sale	**43**
LIABILITIES	
Contract liabilities	24
Other liabilities	35
Liabilities associated with assets held for sale	**59**

22 October 2026 20

4. NET SALES

Nokia provides net sales information disaggregated by region as it considers its geographic regions to primarily depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. In addition, Nokia discloses net sales by its customer type.

Each operating segment consists of customers that operate in all regions. No segment has a specific revenue concentration in any region. Net sales information by region and customer type is presented for continuing operations only.

Net sales by region

EUR million	Q3'26	Q3'25	Q1-Q3'26	Q1-Q3'25
Americas	1 833	1 686	5 129	4 708
APAC	1 169	1 096	3 081	3 045
EMEA	2 152	1 915	6 194	5 689
Total	**5 154**	**4 700**	**14 402**	**13 443**

Segment net sales by region

EUR million	Q3'26	Q3'25	Q1-Q3'26	Q1-Q3'25
Network Infrastructure	**2 158**	**1 850**	**6 024**	**5 314**
Americas	1 147	917	3 119	2 486
APAC	366	356	1 007	1 035
EMEA	644	576	1 899	1 792
Mobile Infrastructure	**2 902**	**2 755**	**8 085**	**7 866**
Americas	651	732	1 905	2 118
APAC	801	737	2 067	1 998
EMEA	1 450	1 285	4 115	3 750
Portfolio Businesses	**96**	**97**	**290**	**265**
Group Common and Other[(1)]	**(2)**	**(3)**	**3**	**(2)**
Total	**5 154**	**4 700**	**14 402**	**13 443**

(1) Includes eliminations of inter-segment revenues and unallocated items.

Net sales by customer type

EUR million	Q3'26	Q3'25	Q1-Q3'26	Q1-Q3'25
Telecommunication Providers	3 640	3 608	10 396	10 369
AI & Cloud	631	279	1 425	680
Mission Critical Enterprise & Defense	459	426	1 368	1 282
Technology Licensees	425	391	1 217	1 118
Other[(1)]	—	(3)	(3)	(5)
Total	**5 154**	**4 700**	**14 402**	**13 443**

(1) Includes eliminations of inter-segment revenues, unallocated items and certain other items.

22 October 2026 21

NOKIA

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 93% of its defined benefit obligations and 97% of the plan assets at 30 September 2026. Nokia's pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 30 September 2026, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2025): US Pension 6.1% (5.0%), US OPEB 6.1% (5.0%), Germany 4.5% (3.9%) and UK 6.6% (5.7%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from 136%, or EUR 4 893 million, at 30 June 2026 to 140% or EUR 5 068 million, at 30 September 2026. During the quarter (comparatives during the quarter ending 30 June 2026) the global defined benefit plan asset portfolio was invested approximately 49% (51%) in insurance contracts, 39% (38%) fixed income and cash, 7% (6%) in equities and 5% (5%) in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	30 September 2026			30 September 2025			31 December 2025		
EUR million	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**
Net asset/(liability) recognized 1 January	**5 061**	**(628)**	**4 433**	**5 541**	**(692)**	**4 849**	**5 541**	**(692)**	**4 849**
Recognized in income statement	46	(23)	23	79	(26)	53	70	(34)	36
Recognized in other comprehensive income	191	89	280	(176)	(6)	(182)	(12)	(12)	(24)
Contributions and benefits paid	89	3	92	84	3	87	124	3	127
Exchange differences and other movements[2]	179	(29)	150	(628)	75	(553)	(662)	107	(555)
Net asset/(liability) recognized at the end of the period	**5 566**	**(588)**	**4 978**	**4 900**	**(646)**	**4 254**	**5 061**	**(628)**	**4 433**

(1) Includes pensions, retirement indemnities and other post-employment plans.
(2) Includes Section 420 transfers, medicare subsidies and other transfers.

Funded status

EUR million	30 September 2026	30 June 2026	31 March 2026	31 December 2025	30 September 2025
Defined benefit obligation	(12 825)	(13 657)	(13 610)	(13 793)	(14 179)
Fair value of plan assets	17 893	18 550	18 358	18 315	18 519
Funded status	**5 068**	**4 893**	**4 748**	**4 522**	**4 340**
Effect of asset ceiling	(90)	(91)	(89)	(89)	(86)
Net asset recognized at the end of the period	**4 978**	**4 802**	**4 659**	**4 433**	**4 254**

6. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 30 September 2026, Nokia has recognized deferred tax assets of EUR 3.7 billion (EUR 3.6 billion at 31 December 2025).

In addition, at 30 September 2026, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2025), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

22 October 2026 22

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. The three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items for continuing operations carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative assets and liabilities in the annual consolidated financial statements for 2025.

	Carrying amounts						Fair value
30 September 2026	**Amortized cost**	**Fair value through profit or loss**			**Fair value through other comprehensive income[1]**		
EUR million		**Level 1**	**Level 2**	**Level 3**	**Level 2**	**Total**	**Total**
Non-current interest-bearing financial investments	352	—	—	—	—	352	353
Venture funds and similar equity investments	—	39	—	1 067	—	1 106	1 106
Other non-current financial assets	101	—	83	—	25	209	209
Other current financial assets	301	—	—	—	27	328	328
Derivative assets	—	—	71	—	—	71	71
Trade receivables	—	—	—	—	4 701	4 701	4 701
Current interest-bearing financial investments	396	—	226	—	—	622	622
Cash and cash equivalents	3 959	—	91	—	—	4 049	4 049
Total financial assets	**5 109**	**39**	**471**	**1 067**	**4 753**	**11 439**	**11 440**
Long-term interest-bearing liabilities	1 865	—	—	—	—	1 865	1 919
Other long-term financial liabilities	18	—	—	71	—	89	89
Short-term interest-bearing liabilities	574	—	—	—	—	574	579
Other short-term financial liabilities	40	—	—	3	—	43	43
Derivative liabilities	—	—	314	—	—	314	314
Discounts without performance obligations	278	—	—	—	—	278	278
Trade payables	3 521	—	—	—	—	3 521	3 521
Total financial liabilities	**6 296**	**—**	**314**	**74**	**—**	**6 684**	**6 743**

	Carrying amounts						Fair value
31 December 2025	**Amortized cost**	**Fair value through profit or loss**			**Fair value through other comprehensive income[1]**		
EUR million		**Level 1**	**Level 2**	**Level 3**	**Level 2**	**Total**	**Total**
Non-current interest-bearing financial investments	368	—	—	—	—	368	377
Venture funds and similar equity investments	—	—	—	857	—	857	857
Other non-current financial assets	96	—	82	—	37	215	215
Other current financial assets	231	—	—	—	17	248	248
Derivative assets	—	—	127	—	—	127	127
Trade receivables	—	—	—	—	4 975	4 975	4 975
Current interest-bearing financial investments	323	—	638	—	—	961	962
Cash and cash equivalents	4 647	—	815	—	—	5 462	5 462
Total financial assets	**5 665**	**—**	**1 662**	**857**	**5 029**	**13 213**	**13 223**
Long-term interest-bearing liabilities	2 329	—	—	—	—	2 329	2 401
Other long-term financial liabilities	28	—	—	31	—	59	59
Short-term interest-bearing liabilities	1 084	—	—	—	—	1 084	1 083
Other short-term financial liabilities	46	—	—	6	—	52	52
Derivative liabilities	—	—	266	—	—	266	266
Discounts without performance obligations	294	—	—	—	—	294	294
Trade payables	2 978	—	—	—	—	2 978	2 978
Total financial liabilities	**6 759**	**—**	**266**	**37**	**—**	**7 062**	**7 133**

(1) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

22 October 2026 23

Changes in level 3 financial assets and liabilities measured at fair value:

EUR million	Financial Assets	Financial Liabilities
1 January 2026	**857**	**(37)**
Net gains/(losses) in income statement	254	(37)
Additions	51	—
Deductions	(58)	—
Transfer out of level 3	(37)	—
30 September 2026	**1 067**	**(74)**

The gains and losses from financial assets and liabilities categorized in level 3 are included in financial income and expenses. A net gain of EUR 219 million related to level 3 financial instruments held at 30 September 2026 was included in the profit and loss during 2026 (net loss of EUR 70 million related to level 3 financial instruments held at 31 December 2025 during 2025).

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	**Instrument**	**Currency**	**Nominal (million)**	**Final maturity**	**30 September 2026**	**30 September 2025**	**31 December 2025**
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	—	629	630
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	433	417	418
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	65	63	63
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	—	491	490
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	182	176	176
Nokia Corporation	4.375% Sustainability-linked Senior Notes[1]	EUR	500	8/2031	483	508	503
Nokia Corporation	3.625% Senior Notes	EUR	500	6/2032	478	—	—
Nokia Corporation	NIB R&D Loan[2]	EUR	250	10/2032	250	250	250
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	397	426	417
Nokia Corporation and various subsidiaries	Other liabilities				151	94	466
Total					**2 439**	**3 054**	**3 413**

(1) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.
(2) The loan from the Nordic Investment Bank (NIB) is repayable in two installments in 2031 and 2032.

Nokia has a committed Revolving Credit Facility with nominal value of EUR 1 500 million maturing in June 2031 (with a one-year extension option). Nokia also has EUR 870 million in total committed loan facilities with the European Investment Bank (EIB), expiring in tranches of EUR 435 million each in December 2027 and April 2028. The EIB facilities have not yet been disbursed and will have an average maturity of approximately seven years after disbursements.

For information about Nokia's uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2025. All borrowings and credit facilities are senior unsecured and have no financial covenants.

22 October 2026 24

9. PROVISIONS

EUR million	Restructuring	Litigation and Environmental	Warranty	Material liability	Other[1]	Total
At 1 January 2026	**371**	**289**	**377**	**88**	**291**	**1 416**
Charged to income statement						
Additions	785	66	97	56	13	1 017
Reversals	—	(25)	(63)	(29)	(37)	(154)
Total charged/(credited) to income statement	785	41	34	27	(24)	863
Utilized during period[2]	(690)	(67)	(104)	(23)	(12)	(896)
Translation differences and other	—	5	1	(1)	17	22
At 30 September 2026	**466**	**268**	**308**	**91**	**272**	**1 405**
Non-current	**304**	**141**	**96**	**—**	**223**	**764**
Current	**164**	**128**	**212**	**91**	**46**	**642**

(1) Other provisions include provisions for various obligations such as project losses, indirect tax provisions, divestment-related provisions, certain employee-related provisions other than restructuring provisions and asset retirement obligations.
(2) The utilization of restructuring provision includes items transferred to accrued expenses. EUR 247 million remained in accrued expenses at 30 September 2026.

10. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 September 2026	30 September 2025	31 December 2025
Contingent liabilities on behalf of group companies			
Guarantees issued by financial institutions			
Commercial guarantees	896	937	943
Non-commercial guarantees	436	506	431
Corporate guarantees			
Commercial guarantees	283	274	275
Non-commercial guarantees	38	41	37
Financing commitments			
Customer finance commitments	13	17	7
Investment commitments	248	231	221

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

22 October 2026

25

Alternative performance measures Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. This section provides summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements. Performance measure Definition Purpose Comparable measures Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges, transaction and related costs, including integration costs, and certain other items affecting comparability. We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration. Constant currency net sales growth / Net sales growth adjusted for currency fluctuations When net sales growth is reported on a constant currency basis / adjusted for currency fluctuations, the exchange rates used to translate amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales growth / net sales growth adjusted for currency fluctuations exclude the effects of changes in exchange rates during the current period compared to euro. We provide additional information on net sales growth on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance. Constant currency and portfolio net sales growth When net sales growth is reported on a constant currency and portfolio basis, net sales in local currencies are translated to euro using the average exchange rates for the comparative financial period. Additionally, certain specific acquisitions or disposals are treated as if they had occurred at the beginning of the comparative financial period. As a result, constant currency and portfolio net sales growth excludes the effects of changes in exchange rates during the current period and is adjusted for the impact of portfolio changes by including net sales from certain specific acquisitions and excluding net sales from certain specific divestitures from the beginning of the comparative period. We provide additional information on net sales growth on a constant currency and portfolio basis in order to better reflect the underlying business performance when reported net sales have changed not only due to changes in foreign exchange rates but also as a result of acquisitions or disposals. Total cash and interest-bearing financial investments ("Total cash") Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments. Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders. Net cash and interest-bearing financial investments ("Net cash") Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities. Free cash flow Net cash flows from operating activities less capital expenditures, net of investment grants received. Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, net of investment grants received, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business. Capital expenditures Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations). Capital expenditures is used to refer to investments in profit-generating activities in the future. Recurring/One-time measures Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future. Recurring/one-time measures are used to improve comparability between financial periods. Adjusted profit/(loss) Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows. Adjusted profit/(loss) is used to provide a structured presentation when describing the cash flows. Restructuring and associated charges, liabilities and cash outflows Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities. Restructuring and associated charges, liabilities and cash outflows are used to measure the progress of our integration and transformation activities. 22 October 2026 26

Comparable to reported reconciliation

Q3'26 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**5 154**	**(2 855)**	**(1 109)**	**(579)**	**(6)**	**605**	**51**	**(168)**	**498**
Restructuring and associated charges	—	(120)	(113)	(125)	2	**(357)**	—	76	**(281)**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(1)	(24)	(20)	—	**(46)**	—	11	**(35)**
Transaction and related costs, including integration costs	—	—	(4)	(3)	—	**(8)**	—	2	**(6)**
Change in provisions related to past acquisitions	—	—	—	(5)	9	**4**	—	(1)	**3**
Impairment and write-off of assets, net of reversals	—	(1)	(2)	—	—	**(3)**	—	1	**(2)**
Disposal of businesses	—	—	—	—	—	**(1)**	—	—	**(1)**
Items affecting comparability	—	(124)	(142)	(154)	10	**(409)**	—	88	**(322)**
Reported	**5 154**	**(2 979)**	**(1 251)**	**(733)**	**4**	**196**	**51**	**(80)**	**176**

Q3'25 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**4 705**	**(2 596)**	**(1 104)**	**(590)**	**33**	**448**	**38**	**(158)**	**334**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(1)	(25)	(89)	—	**(115)**	—	28	**(87)**
Restructuring and associated charges	—	3	(22)	(25)	—	**(44)**	—	9	**(35)**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(5)	(20)	—	—	—	**(25)**	—	6	**(19)**
Transaction and related costs, including integration costs	—	(1)	(4)	(6)	—	**(10)**	—	—	**(10)**
Impairment and write-off of assets, net of reversals	—	—	(1)	—	—	**(2)**	—	—	**(1)**
Disposal of businesses	—	—	—	—	(1)	**(1)**	3	4	**7**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	**—**	(57)	—	**(57)**
Deferred tax expense due to tax rate changes	—	—	—	—	—	**—**	—	(41)	**(41)**
Items affecting comparability	(5)	(19)	(51)	(120)	(1)	**(196)**	(53)	6	**(244)**
Reported	**4 700**	**(2 615)**	**(1 155)**	**(710)**	**31**	**252**	**(15)**	**(152)**	**90**

Q1-Q3'26 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**14 405**	**(7 853)**	**(3 443)**	**(1 757)**	**(13)**	**1 340**	**298**	**(427)**	**1 223**
Restructuring and associated charges	—	(244)	(328)	(333)	2	**(903)**	—	182	**(721)**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(4)	(74)	(60)	—	**(137)**	—	34	**(103)**
Impairment and write-off of assets, net of reversals	—	(2)	(4)	(27)	—	**(33)**	—	7	**(26)**
Transaction and related costs, including integration costs	—	(3)	(12)	(14)	—	**(29)**	—	7	**(22)**
Change in provisions related to past acquisitions	—	—	—	(8)	(5)	**(13)**	—	3	**(9)**
Gain on defined benefit plan amendment	—	2	3	1	—	**7**	—	(2)	**5**
Release of acquisition-related fair value adjustments to deferred revenue	(3)	—	—	—	—	**(3)**	—	1	**(2)**
Settlements and resolutions of legal disputes	—	—	—	—	—	**—**	(8)	(29)	**(37)**
Disposal of businesses	—	—	(1)	—	1	**—**	(1)	—	**(1)**
Items affecting comparability	(3)	(251)	(414)	(440)	(2)	**(1 111)**	(9)	204	**(916)**
Reported	**14 402**	**(8 104)**	**(3 857)**	**(2 197)**	**(15)**	**229**	**289**	**(223)**	**307**

22 October 2026 27

Q1-Q3'25 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**13 453**	**(7 485)**	**(3 309)**	**(1 738)**	**103**	**1 024**	**44**	**(323)**	**760**
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(3)	(57)	(270)	—	**(330)**	—	79	**(251)**
Restructuring and associated charges	—	(33)	(51)	(93)	(1)	**(178)**	—	35	**(143)**
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(10)	(73)	—	—	—	**(83)**	—	20	**(63)**
Transaction and related costs, including integration costs	—	(1)	(7)	(29)	13	**(23)**	—	—	**(23)**
Impairment and write-off of assets, net of reversals	—	(1)	(2)	(1)	—	**(4)**	—	1	**(3)**
Disposal of businesses	—	—	—	—	(3)	**(3)**	3	5	**5**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	**—**	(65)	—	**(65)**
Deferred tax expense due to tax rate changes	—	—	—	—	—	**—**	—	(41)	**(41)**
Change in fair value of Infinera convertible notes	—	—	—	—	—	**—**	(23)	—	**(23)**
Fair value changes of current equity investments	—	—	—	—	—	**—**	(3)	—	**(3)**
Items affecting comparability	(10)	(110)	(116)	(393)	9	**(621)**	(88)	99	**(610)**
Reported	**13 443**	**(7 595)**	**(3 426)**	**(2 131)**	**112**	**403**	**(44)**	**(224)**	**150**

Reconciliation of constant currency and portfolio net sales growth to reported net sales growth

Below tables show the reconciliation between constant currency and portfolio net sales growth and reported net sales growth. Portfolio changes comprise the acquisition of Infinera which was completed in Q1'25. Constant currency and portfolio growth is the same as constant currency growth if there were no portfolio changes affecting the unit during the periods presented.

Net sales growth by segment

	Q3'26 year-on-year change				Q1-Q3'26 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Nokia Group	9%	1%	0%	10%	7%	(2)%	2%	7%
Network Infrastructure	15%	2%	0%	17%	11%	(2)%	4%	13%
Optical Networks	18%	1%	0%	19%	19%	(2)%	12%	29%
IP Networks	43%	2%	0%	45%	20%	(2)%	0%	18%
Fixed Networks	(22)%	1%	0%	(21)%	(12)%	(2)%	0%	(14)%
Mobile Infrastructure	5%	0%	0%	5%	5%	(2)%	0%	3%
Core Software	(13)%	0%	0%	(13)%	(3)%	(2)%	0%	(5)%
Radio Networks	10%	1%	0%	11%	6%	(2)%	0%	4%
Technology Standards	8%	1%	0%	9%	11%	(2)%	0%	9%
Portfolio Businesses	(2)%	1%	0%	(1)%	11%	(2)%	0%	9%

Group net sales growth by region

	Q3'26 year-on-year change				Q1-Q3'26 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Americas	7%	2%	0%	9%	8%	(2)%	3%	9%
APAC	7%	0%	0%	7%	4%	(4)%	1%	1%
EMEA	12%	0%	0%	12%	9%	(1)%	1%	9%

22 October 2026

28

Primary operating segments' net sales growth by region Q3'26 year-on-year change Q1-Q3'26 year-on-year change Constant currency and portfolio change Foreign exchange impact Portfolio changes YoY change Constant currency and portfolio change Foreign exchange impact Portfolio changes YoY change Network Infrastructure Americas 23% 2% 0% 25% 21% (3)% 7% 25% APAC 3% 0% 0% 3% (2)% (3)% 2% (3)% EMEA 11% 1% 0% 12% 4% (1)% 3% 6% Mobile Infrastructure Americas (13)% 2% 0% (11)% (8)% (2)% 0% (10)% APAC 10% (1)% 0% 9% 7% (4)% 0% 3% EMEA 12% 1% 0% 13% 11% (1)% 0% 10% Net sales growth by customer type Q3'26 year-on-year change Q1-Q3'26 year-on-year change Constant currency and portfolio change Foreign exchange impact Portfolio changes YoY change Constant currency and portfolio change Foreign exchange impact Portfolio changes YoY change Telecommunication Providers 0% 1% 0% 1% 1% (2)% 1% 0% AI & Cloud 123% 3% 0% 126% 92% (3)% 21% 110% Mission Critical Enterprise & Defense 7% 1% 0% 8% 6% (1)% 2% 7% Technology Licensees 8% 1% 0% 9% 11% (2)% 0% 9% Net cash and interest-bearing financial investments EUR million 30 September 2026 30 June 2026 31 March 2026 31 December 2025 30 September 2025 Non-current interest-bearing financial investments 352 344 336 368 390 Current interest-bearing financial investments 622 484 879 961 773 Cash and cash equivalents 4 049 4 348 4 951 5 462 4 892 Total cash and interest-bearing financial investments 5 023 5 176 6 166 6 791 6 055 Long-term interest-bearing liabilities(1) 1 865 1 922 2 338 2 329 2 343 Short-term interest-bearing liabilities(1) 574 478 40 1 084 711 Total interest-bearing liabilities 2 439 2 400 2 378 3 413 3 054 Net cash and interest-bearing financial investments 2 584 2 776 3 788 3 378 3 001 (1) Lease liabilities are not included in interest-bearing liabilities. Free cash flow EUR million Q3'26 Q3'25 Q1-Q3'26 Q1-Q3'25 Net cash flows from operating activities 95 597 254 1 696 Capital expenditures, net of investment grants received (194) (168) (459) (458) Free cash flow (99) 429 (205) 1 238 This financial report was approved by the Board of Directors on 22 October 2026. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 931 580 507 email: investor.relations@nokia.com • Nokia plans to publish its fourth quarter and full year 2026 results on 28 January 2027. 22 October 2026 29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2026	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal